DRAFT

STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

December __, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott, Esq.

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), transmitted concurrently for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 65 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 58 ("Amendment No. 58") to the Registration Statement, filed on October 17, 2014, which was filed in order to add a new series to the Fund, Lazard Retirement Enhanced Opportunities Portfolio (the "Portfolio").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission that were provided to a substantively identical portfolio with substantively identical disclosure.  The prospectus and statement of additional information ("SAI") included in the Amendment have been marked to indicate changes from the versions filed as part of Amendment No. 58.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.
Staff Comment:  Please complete any missing information in the fee table.  Additionally, please file the Amendment at least one week before the effective date of the Amendment to provide the Staff adequate time to review the completed fee table.

Response:  The fee table has been completed and the Amendment is being filed one week before the effective date of the Amendment.

2.
Staff Comment:  Please confirm whether, in connection with the Expense Limitation Agreement, the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

3.
Staff Comment:  The first sentence of the first paragraph states that the Portfolio will invest in "convertible fixed income and preferred securities (including those rated below investment grade ("junk"))."  Please add "and any quality" to the end of the fourth sentence of the same paragraph, which currently states:  "The Portfolio may invest in convertible fixed income and preferred securities of any maturity."

Response:  The requested change has been made.

4.
Staff Comment:  The fourth paragraph states that the Portfolio may invest in swap agreements.  Please confirm that, if the Portfolio intends to enter into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, if the Portfolio intends to enter into total return swap agreements, please review the set-aside recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, we have been advised by Fund management that the Portfolio will comply with Release 10666 and subsequent Staff no-action letters or interpretations.  In the event that any such future rules or regulations, or Staff interpretations thereof, impact Portfolio operations, the Portfolio will revise its prospectus and/or SAI if and as appropriate.

5.
Staff Comment:  The first sentence of the third paragraph states:  "Although the Portfolio's investment focus is US companies, the Portfolio also may invest in non-US companies…"  If investing in emerging markets is part of the Portfolio's principal investment strategy, please add appropriate disclosure stating so in this section and please also add corresponding risk disclosure in Summary Section—Principal Investment Risks.

Response:  We have been advised by Fund management that investing in emerging markets is not part of the Portfolio's principal investment strategy.

6.
Staff Comment:  Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please confirm that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in that letter.

Response:  Fund management has confirmed that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in the letter.

Other Performance of the Investment Manager

7.
Staff Comment:  Please remove the heading "Lazard Retirement Enhanced Opportunities Portfolio," which may be misleading as the performance information provided in this section is not the Portfolio's performance, and replace it with a more appropriate heading such as "Investment Manager's Prior Performance" or "Prior Performance of Similar Accounts."  Please refer to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) for guidance.

Response:  The heading "Lazard Retirement Enhanced Opportunities Portfolio" has been removed.

8.
Staff Comment:  The first sentence of the first paragraph states:  "The Portfolio's investment objective, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts..."  Please confirm that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio.  If the Composite does not include all such accounts, please explain why such accounts are not included in the Composite.

Response:  We have been advised by Fund management that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio pursuant to construction requirements does not render the Composite misleading.

9.
Staff Comment:  The third paragraph states:  "Certain Other Accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the Portfolio, by the federal securities and tax laws which, if applicable, may have adversely affected the performance of the Other Accounts."  Please reference the 1940 Act and the Internal Revenue Code of 1986, as amended, specifically.

Response:  The referenced sentence has been revised as follows:  "Certain Other Accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the Portfolio, by the 1940 Act and the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the performance of the Other Accounts."

* * * *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectuses are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Linda Y. Kim
Linda Y. Kim

cc: Janna Manes